EXHIBIT 17(D)(2)

FOR IMMEDIATE RELEASE

                    HEALTH MANAGEMENT. INC. COMPLETES MERGER
                        WITH TRANSWORLD HEALTHCARE. INC.

Buffalo Grove, IL -- September 30, 1997 -- HMI, Inc. ("HMI") (NASDAQ SmallCap;
HMIS) reported today that it has completed its previously announced merger with a wholly owned subsidiary of Transworld HealthCare, Inc. (NASDAQ National
Market: TWHH, TWHHW) resulting in HMI becoming a wholly owned subsidiary of Transworld. Under the terms of the merger, HMI stockholders will be entitled to receive $0.30 in cash for each share of HMI common stock. HMI announced that its stockholders would soon be receiving instructions for submitting their shares of common stock in exchange for cash consideration.

The Company also announced that as a result of the consummation of the merger, the remaining $1.35 million of the total $4.5 million settlement in connection with the class action lawsuit entitled In re Health Management, Inc. Securities Litigation, Master File No. 96-089 ADS will be paid by the surviving company to the plaintiff class. The class of persons covered by the settlement include those persons who purchased HMI common stock during the period August 25, 1994 and ending February 27, 1996, the date HMI announced it would have to restate certain of its 1995 and 1996 fiscal year financial statements.

The directors and officers of HMI have resigned effective upon the completion of the merger, and have been replaced by Transworld designees.

HMI has been advised by Transworld that simultaneously with the closing of the merger, Transworld completed the sale of substantially all of HMI's assets to Counsel Corporation (TSE:CXS/NASDAQ:CXSNF).

Health Management, Inc. is a national provider of integrated pharmacy management services to patients with chronic medical conditions and to health care professionals, drug manufacturers and third-party payors involved in their care.

Except for historical information contained herein, the statements made in this release constitute forward looking statements that involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward looking statements, including those risks detailed from time to time in the Company's reports on file at the Securities and Exchange Commission.

                                      # # #

          For additional information:        At Edelman Financial:
          At HMI:                            Joe Kist
          Jim Mieszala - Chief Executive     212-704-8239
          Officer and President
          847-913-2404